UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER SELLS 11 MORE E-JETS TO AZUL

Delivery of the new aircraft to begin in 2013

São José dos Campos – SP, October 26, 2011 – Embraer and Azul Linhas Aéreas Brasileiras signed a contract today for the purchase of 11 EMBRAER 195 jets. The transaction increases the airline’s total orders for Embraer E-Jets to 52 aircraft. The value of this latest acquisition, at list price, is USD 497.2 million. Deliveries are scheduled to begin in 2013.

In addition to the 23 E195s it already flies in 118-seat single class configuration, Azul also operates ten 106-seat E190s. Both airplanes are the backbone of Azul’s fleet, which started operations in 2008 and in a couple of years expanded to achieve the respectable mark of 12 million transported passengers. With this new order, Azul will be the operator of the largest fleet of E-Jets in South America. All of the aircraft are equipped with individual in-flight entertainment system.

“The follow-on order from Azul is another example of the E195 success in the low-cost carrier business model,” said Paulo César de Souza e Silva, Embraer President of Commercial Aviation. “I’m particularly pleased to have a Brazilian customer showcasing the versatility of the E195 here in our home country.”

Azul CEO David Neeleman explained the need for increasing the size of the airline’s fleet: “This order underlines our belief that the E190 and E195 are the right aircraft for Azul’s growing network within Brazil. This additional capacity will support profitable growth, as well as our core mission of providing safe, comfortable and affordable air transportation in the country.”

The proven success of the E195 with low cost carriers is attributed to its outstanding dispatch reliability and high utilization. Today, each E190 and E195 in the Azul fleet is scheduled an average of 13 block hours per day, the highest of any E-Jets operator. The E195 and E190 are also in service with other low cost carriers, including Flybe, in the United Kingdom, JetBlue, in the USA, nasair, in Saudi Arabia, and Virgin Australia.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

About Azul Linhas Aéreas Brasileiras

After nearly three years of operations, Azul Linhas Aéreas Brasileiras now connects 40 destinations – 39 cities, with 300 daily flights. When you add eight bus lines, 45 of Brazil’s cities are connected by the company. Azul has passed the mark of 12 million passengers carried since its founding.

The company currently operates a fleet of 33 EMBRAER 190 and EMBRAER 195 jets. Azul’s mission is to stimulate air transportation and spur the Brazilian economy via a formula that is as easy to understand as it is difficult to imitate: low prices with top quality services.

The success of the company is attested to by the awards: “Best Airline in Brazil”, by Viagem e Turismo and Avião Revue magazines, “Outstanding Company of 2009”, by the XII Aero Magazine de Aviação Awards, “One of the 30 World’s Hottest Brands”, by Advertising Age from New York, and elected the best low-cost airline in Latin America by Skytrax World Airline Awards, which is recognized as the reference for excellence in the airline sector.

About the Embraer Family of E-Jets

The Embraer family of E-Jets consists of four commercial jets with 70 to 122 seats, featuring advanced engineering design, efficient performance, outstanding operating economics, low emissions levels and a spacious cabin without middle seats (2x2).

The E-Jets have a maximum cruising speed of Mach 0.82, can fly at 41,000 feet (12,500 meters) and have ranges of up to 2,400 nautical miles (4,450 kilometers). The high degree of commonality among the four aircraft – EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195 – results in exceptional savings for carriers, in terms of crew training and the cost of spare parts and maintenance. Another key feature of the E-Jets is the state-of-the-art, fly-by-wire technology, which increases operating safety, while reducing pilot workload and fuel consumption.

The double-bubble fuselage design provides superior comfort and includes two main passenger entrances and two service doors, thus minimizing aircraft turn-around time. The E-Jets offer much more space for passengers, in a single or dual-class layout, than other aircraft with similar seating capacities. For more details, visit www.EmbraerCommercialJets.com.

The E-Jets have achieved outstanding success, with over 1,000 firm orders from 60 companies in 40 countries. More than 800 E-Jets have been delivered and have, collectively, accumulated

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

5 million flight hours and transported 200 million passengers, worldwide. This proven family is helping airlines to right size low load factor narrowbody routes, to replace older, inefficient aircraft, and to develop new markets with lower operating costs, greater efficiency, and outstanding passenger comfort. To better understand the benefits of these aircraft, when substituting older jets, visit www.eforefficiency.com.

Embraer Image Gallery

Visit the Embraer image gallery at www.embraer.com.

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. On June 30, 2011, Embraer had a workforce of 17,194 employees – not counting the employees of its partially owned subsidiaries – and its firm order backlog totaled USD 15.8 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2011

Embraer S.A.

By:	/s/ Paulo Penido Pinto Marques
	Name:	Paulo Penido Pinto Marques
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer